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08002412

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Metal Industries

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 12 2008
THOMSON REUTERS

FILE NO. 82- 03507 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 5/8/08

April 28, 2008

Sumitomo Metal Industries, Ltd.

Financial Results for FY2007 (year ended March 31, 2008)

The following information was originally prepared and published by the Company in Japanese. This English excerpts translation is being provided for your convenience only. To the extent there is any discrepancy between English translation and the original Japanese version, please refer to the Japanese version.
Financial information was prepared in accordance with generally accepted accounting principles in Japan.

3-31-08 AR/S

Company name : Sumitomo Metal Industries, Ltd.
Listed on : Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchange
Code number : 5405
URL : http://www.sumitomometals.co.jp/
Contact : Toshifumi Matsui, Manager, Public Relations Group
Phone +81-3-4416-6115

(Omitting the figures below million yen)

1. Highlights of Consolidated Financial Results for FY2007 (year ended March 31, 2008)

(1) Consolidated Statements of Income (%:change from previous year)

	Net Sales		Operating profit		Recurring profit		Net income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY 2007	1,744,572	8.9	274,396	-9.7	298,218	-9.0	180,547	-20.4
FY 2006	1,602,720	3.2	303,774	-0.7	327,676	16.7	226,725	2.5

	Net income per share	Diluted net income per share	ROE	ROA (Recurring profit/Total assets)	ROS Operating profit/Net Sales
	Yen	Yen	%	%	%
FY 2007	39.43	–	20.3	12.6	15.7
FY 2006	47.89	47.87	28.3	14.8	19.0

(Note) Equity in earnings of non-consolidated affiliates: FY2007 41,919 Million yen; FY2006 41,803 Million yen

(2)Consolidated Balance Sheets

	Total assets	Net assets	Equity ratio	Net assests per share
	Million yen	Million yen	%	Yen
FY 2007	2,418,310	949,303	37.3	194.43
FY 2006	2,301,556	924,798	38.3	189.81

(Note) Shareholders' Equity: FY2007 901,946 Million yen; FY2006 880,807 Million yen

(3)Consolidated Statements of Cash Flows

	Net Cash provided by operating activities	Net Cash used in investing activities	Net Cash used in financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY 2007	230,043	-274,316	48,751	16,669
FY 2006	171,833	-108,934	-83,456	13,020

2. Dividends

	Dividend per share			Dividend amount(non-consolidated / full-year)	Dividend payout ratio (consolidated)	Dividend per net assets (consolidated)
	Interim	Year-end	Total			
	Yen	Yen	Yen	Million yen	%	%
FY 2006	3.50	4.50	8.00	37,688	16.7	4.7
FY 2007	5.00	5.00	10.00	45,910	25.4	5.2
FY2008(target)	5.00	5.00	10.00		33.1	

3. Projected Consolidated Financial Performance for FY2008 (year ending March 31, 2009)

(%:change from previous year)

	Net Sales		Operating profit		Recurring profit		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
1st Half ending Sept. 30, 2008	950,000	12.1	90,000	-36.5	95,000	-37.8	60,000	-38.1	12.93
Yearly total	2,000,000	14.6	200,000	-27.1	210,000	-29.6	140,000	-22.5	30.18

4. Other

(1) Changes in material subsidiaries during the current period (Changes in specific subsidiaries affecting the scope of consolidation): None

(2) Changes in the principle/procedure of accounting method and presentation, etc. related to the preparation of consolidated financial statements (Items to be noted as changes related to the matter which is material to be a basis of preparing consolidated financial statements)

① Changes following the revision of accounting standards, etc.: Yes

② Changes other than ①: None

(Remark) Please refer to page 15 regarding "Items to be noted as changes in the basis for presenting consolidated financial statements".

(3) Number of issued shares (common stock)

① Number of shares of common stock issued at year end (including treasury shares)

FY 2007: 4,805,974,238 shares

FY 2006: 4,805,974,238 shares

②Number of treasury shares at year end

FY 2007: 167,067,695 shares

FY 2006: 165,450,538 shares

The forecasts included in this document reflect the company's current beliefs and are based upon information currently available to it. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ from those expressed in, or implied by, such forecasts. Please be advised that developments subsequent to this document are likely to cause these forecasts to become outdated with the passage of time. Sumitomo Metal Industries, Ltd. assumes no obligation to update its forward-looking statements or to advise of any changes in the assumptions and factors on which they are based.

1. Business performance

(1) Analysis of business performance

① Business performance during the current period

【Current period business environment】

In the current period, we had another year of steady demand for steel products in both the domestic and international markets, particularly in the automotive and energy sectors – areas the Sumitomo Metals Group is emphasizing as its core businesses. Despite a decline in domestic demand for steel products used in the construction sector due to the revision of the Building Standards Law, our production has generally continued at peak levels.

Raw material cost has escalated drastically due to price increase of shipping freight, non-ferrous metals and other inputs. In the fourth quarter, some Australian coal mines were affected by heavy flooding, which temporarily limited the supply of coal and had a considerable impact on raw material coal prices.

【Current period business results】

Business results of our Group on a consolidated basis are described in the table below. The recurring profit decreased by 29.4 billion yen from the previous period, which includes the increase in depreciation of approximately 16.0 billion yen as a result of a tax reform, 9.0 billion yen arising from a tax effect by its affiliated company, SUMCO Corporation, in FY2006, as well as 5.0 billion yen impact resulted from a replacement of blast furnace. Excluding those impacts of regulatory and governmental changes as well as temporary factors, we have achieved almost the same level of profit as in the previous period.

(Billion yen)

	FY2006	FY2007	Increase/(Decrease)	
			Amount	Percentage
Net sales	1,602.7	1,744.5	141.8	8.9%
Operating profit	303.7	274.3	(29.3)	(9.7%)
Recurring profit	327.6	298.2	(29.4)	(9.0%)
Net income	226.7	180.5	(46.1)	(20.4%)

(Yen per US Dollar)

Foreign Exchange Rate	117	114	–	–

【Performance by segment】

(Billion yen)

	Net sales	* Increase/ (Decrease)	Operating profit	* Increase/ (Decrease)
** Steel Division	1,622.3	9.0%	269.0	(9.7%)
Pipe & Tube	674.5	10.3%		
Steel Sheet & Plate	629.1	9.2%		
Railway & Automotive	103.0	2.3%		
Kokura	154.5	6.6%		
Naoetsu	28.9	15.9%		
Others	32.2	6.8%		
Engineering	15.3	42.7%	0.1	–
Electronics	61.6	3.8%	(0.2)	–
Others	45.1	3.4%	5.8	4.8%
Corporate or eliminations	–	–	(0.3)	–
Total	1,744.5	8.9%	274.3	(9.7%)

* Percentage compared with the previous period.

** Pipe & Tube: Pipe & Tube Company

Steel Sheet & Plate: Steel Sheet, Plate, Titanium & Structural Steel Company

Railway & Automotive: Railway, Automotive & Machinery Parts Company

Kokura: Sumitomo Metals (Kokura), Ltd.

Naoetu: Sumitomo Metals (Naoetsu), Ltd.

【Investments】

Sumitomo Metals Group has been conducting several significant investments that will be major drivers to accelerate distinctiveness and achieve sustainable growth with an optimum balance between quality and scale.

At Kashima Steel Works, the newly built No.3 Blast Furnace began operations in May 2007. We decided to make an investment in Wakayama Steel Works to achieve an annual production capacity of 5 million tons of crude steel. Our Group's crude steel production capacity is expected to exceed 15 million tons per year following the completion of the enhancement in Wakayama Steel Works in 2012, an increase of more than 1 million tons from our production capacity in 2007.

The Pipe & Tube Company is aiming to further enhance its presence as one of the world's most competitive pipe and tube manufacturers. In the current period, construction began at an integrated seamless pipe manufacturing plant in Brazil as a joint venture project with Vallourec Group. At Kashima Steel Works, construction is underway to increase the capacity to produce ultra high-strength line pipe. We have also enhanced the equipment at the Steel Tube Works in Amagasaki, Hyogo Prefecture to increase its capacity to produce super-high-end boiler tubes for boilers that will have high energy-efficiency and will help keep CO_2 emission at a low level.

The Steel Sheet, Plate, Titanium & Structural Steel Company has collaborated with its business partners to expand its steel sheet business in the growing foreign market. The Company decided to participate in an integrated steel works construction project of Bhushan Steel Limited in India, and agreed to provide technical assistances. In Vietnam, the Company has been working with China Steel of Taiwan to promote a steel sheet manufacturing and selling business, and to begin its operation in 2011. For domestic business at Kashima Steel Works, a new pickling line, in addition to the continuous galvanizing line, was completed and started operation to create a manufacturing system of high-grade steel sheet for automotive use. Investment in the steel plate mill of Kashima Steel Works to expand capacity to produce high-end steel plate for the energy development sector was also completed.

At the Railway, Automotive & Machinery Parts Company, the Osaka Steel Works completed an investment project to expand its capacity to produce railway wheels by 20 percent to 240 thousand units, which began its operations in April to meet the growing demand led by the North American market. Forged crankshafts are critical automotive engine components, and the Company is promoting its "Global 10 " strategy that aims to achieve a 10% share of the global market for forged crankshafts, by running three manufacturing hubs located in Japan (Osaka), United States (Kentucky) and China (Guangdong). In China, the No.2 forging press line started operation in November 2007. In the United States, the No.3 forged press line is under construction, and is scheduled to start operation in January 2009.

Sumitomo Metals (Kokura), Ltd., our manufacturer of specialty steel bars and wire rods, is currently implementing a project to introduce new equipment that innovates its steel-making process, including a refining furnace and continuous casting mill, to accelerate distinctiveness against its competitors.

Our engineering business, electronics business and others focused their resources on their core competencies, and to enhance their corporate value.

The following table summarizes these business strategies.

(Billion yen)

Segment	Target	Details	Investment Amount	Timeline
Iron & Steel-making Process	Enable annual capacity of 8 million tons at Kashima Steel Works	Renovation of No.3 Blast Furnace (volume expansion)	29.0	Started operation in May, 2007
	Enable annual capacity of 5 million tons at Wakayama Steel Works	1st step: Construction of new No.1 Blast Furnace, etc.	118.0	Scheduled to begin operation in June, 2009
		2nd step: Construction of new No.2 Blast Furnace, Reinforcement of steel making facilities, etc.	90.0	Scheduled to begin operation in Oct., 2012
Pipe & Tube	Expand production capacity of super high-end boiler tubes	Introduction of new pipe-production mill and others facilities	6.5	Started operation in Oct., 2007
	Expand production capacity of super high-end seamless pipe products	Capacity improvement of new pipe-production mill and secondary line	35.0	Scheduled to begin operation in July, 2008
	Establish a manufacturing hub for seamless pipe in Brazil	Establishment of a joint venture with Vallourec Group for integrated seamless pipe manufacturing	200.0 (Total Investment)	Scheduled to begin operation in 2010
	Expand production capacity of ultra-high-strength line pipes	Equipment improve at the plate mill and large- diameter (UOE) pipe mill	10.0	Scheduled to begin operation in Mar., 2011
Steel Sheet, Plate & Structural Steel	Establish a manufacturing system of high-grade steel sheet for automotive use	Introduction of new continuous galvanizing line and pickling line	26.0	Started operation in Sept., 2007
	Enable 2-million-ton annual capacity of high-end steel plate	Renovation of heat furnace and cut-off line (end-shear)	7.0	Started operation in Nov., 2007
	Strengthen relationship with a partner in the steel sheet sector in India	Participation in an integrated steel works project of Bhushan Steel Limited in India	(Technical Assistance)	—
	Establish manufacturing hub of steel sheet in Vietnam	Establishment of a steel sheet manufacturing joint venture with China Steel	100.0 (Total Investment)	Scheduled to begin operation in 2011

Railway, Automotive & Machinery Parts	Expand forged crankshaft business in China.	Introduction of a 2nd forging line at Huizhou Sumikin Forging Co., Ltd.	3.0	Started operation in Nov., 2007
	Expand capacity to produce railway wheels	Renovation of heat treatment furnace (Increase in production capacity from 200 thousand to 240 thousand units per year)	2.0	Scheduled to begin operation in April, 2008
	Expand forged crankshaft business in North America	Introduction of 3rd forging line at International Crankshaft Inc.	4.5	Scheduled to begin operation in Jan., 2009
Other	Achieve steel-making process innovation at Sumitomo Metals (Kokura), Ltd.	Introduction of new refining furnace, continuous casting mill and other facilities	23.0	Scheduled to be completed by Mar., 2010

In the current period our Group strengthened its alliances with its business partners. Specifically, we increased the amount of cross-shareholdings with Nippon Steel Corporation and Kobe Steel Ltd to deepen and expand a range of cooperative relationships. We are working closely with Sumitomo Corporation to implement an integrated steel plant to manufacture seamless pipe in Brazil, which is scheduled for completion in 2010. In line with this development, we increased the cross-shareholding arrangement with Sumitomo Corporation to deepen the cooperative relationship between our two companies in sales and procurement of raw materials.

②Next period projection (consolidated)

(Billion yen)

	FY2007	FY2008	Increase/(Decrease)	
			Amount	Percentage
Net sales	1,744.5	2,000.0	255.4	14.6%
Operating profit	274.3	200.0	(74.3)	(27.1%)
Recurring profit	298.2	210.0	(88.2)	(29.6%)
Net income	180.5	140.0	(40.5)	(22.5%)

(Yen per US Dollar)

Foreign exchange rate	114	100	–	–

In FY 2008, it is expected that our steel division will be confronted with additional cost burden of 400 billion yen (equivalent to more than 30,000 yen per ton produced) due to unprecedented surge in prices of raw materials such as coal. We will make our best effort in cost reduction to minimize this negative impact. Nevertheless, as for raw materials costs increase of a level at which the impact becomes too significant for us to absorb through various operational efforts, we may have no alternative but to ask our customers for substantial adjustments to our steel prices.

Under this circumstance, we expect our consolidated recurring profit for FY2008 to be around 210 billion yen, some 88 billion yen less than in FY2007.

(2) Analysis of financial situation

① Assets, liabilities and net assets (consolidated)

Total assets, as of the end of the current period, came to 2,418.3 billion yen with an increase of 116.7 billion yen compared with the end of the previous period, due to growth in tangible assets following a series of capital expenditures, as well as an increase in investments in securities for the purpose of strengthening alliances. Liabilities totaled 1,469.0 billion yen with an increase of 92 .2 billion yen, due to increase in debt (883.8 billion yen with a 165.9 billion yen increase) as a result of increase in investments. Net assets at the end of the current period were 949.3 billion yen, an increase of 24.5 billion yen.

② Cash flow (consolidated)

Net cash provided by operating activities was 230.0 billion yen in the current period, which was 58.2 billion more than the previous period, due to a decrease in payment of income taxes. Net cash used in investing activities was 274.3 billion yen in the current period, which was 165.3 billion yen more than the previous period, due to a series of capital expenditures as well as securities investments related to alliances with Nippon Steel Corporation, Kobe Steel Ltd. and other companies. Net cash provided by financial activities in the current period totaled 48.7 billion yen, due to the increase in debt.

As a result, the amount of cash and cash equivalent at the end of the current period increased by 3.6 billion yen to 16.6 billion yen.

	End of FY2004	End of FY2005	End of FY2006	End of FY2007
Equity ratio	25.1%	34.1%	38.3%	37.3%
Equity ratio on a market value basis	48.2%	114.8%	127.2%	75.1%
Cash flow debt ratio	3.3	2.2	4.4	4.0
Interest coverage ratio	15.0	24.8	14.9	16.7

Equity ratio: Shareholders' equity / Total assets

Equity ratio on a market value basis: Total market value of shares / Total assets

Cash flow debt ratio: Debt / (Operating cash flow - Interest payments)

Interest coverage ratio: Operating cash flow / Interest payments

* All figures are calculated on a consolidated basis.
* "Debt" means net debt, i.e., the total of outstanding borrowing, corporate debentures and commercial paper minus cash and time deposits.
* "Operating cash flow" is "net cash provided by operating activities" of the consolidated statements of cash flows. "Interest payments" is "interest paid" of the consolidated statements of cash flows.

(3) Basic policy regarding allocation of profits; dividend payouts in the current and following period

The Sumitomo Metals Group intends to maximize its corporate value through sustainable growth with the optimum balance between quality and scale.

Cash generated by our business will be used in investments aimed to increase corporate value. Our investment strategy calls for investments that are designed to help accelerate distinctiveness and bring cash returns in excess of the cost of capital to contribute to our corporate value. We then pass on the appropriate amount of returns to our shareholders. Our dividends are generally paid under a stable dividend policy. We expect to make a year-end dividend of 5 yen per share, bringing the total cash dividend for the full fiscal year, including the earlier interim dividend payment, to 10 yen per share. We are aiming to maintain a D/E ratio at a level of 1.0 and under.

Note: D/E ratio = Debt / Shareholders' equity

2. Current status of Sumitomo Metals Group

Customers

↑

Procurement, Sales, Transportation, Supply		
※Sumikin Bussan Corpration	→ Purchasing raw materials, etc. ← Selling products	Sumitomo Metal Industries, Ltd.
· Sumitomo Metal Logistics Service Co., Ltd. ※Daiichi Chuo Kisen Kaisha	→ Transporting raw materials, etc. ← Transporting products	Sumitomo Metal Industries, Ltd.
· Sumimetal Mining Co., Ltd. ※Kashima Kyodo Electric Power Company ※Chuo Denki Kogyo Co., Ltd.	→ Supply raw materials, etc.	Sumitomo Metal Industries, Ltd.

Business in general (production, sales etc)

Sumitomo Metal Industries, Ltd. — Major Affiliated Companies

	Domestic	Overseas
Steel Business	· Sumitomo Metals (Kokura), Ltd · East Asia United Steel Co. · Sumikin Iron & Steel Corporation · Sumitomo Metals (Naoetsu), Ltd · Sumitomo Pipe & Tube Co., Ltd. · Sumikin Steel & Shapes, Inc. · Sumitomo Metal Pipe & Tube Co, Ltd. · Sumikin Stainless Steel Tube Co., Ltd · Sumikin Plant, Ltd. ※Kyoei Steel Ltd. ※Nippon Steel & Sumikin Coated Sheet Corporation ※OSAKA Titanium technologies Co., Ltd. ※Nippon Steel & Sumikin Metals Products Co., Ltd ※Nippon Steel & Sumikin Stainless Steel Corporation ※Nippon Steel & Sumikin Welding Co., Ltd.	· Western Tube & Conduit Corp. · Seymour Tubing, Inc. · International Crankshaft Inc. · Huizhou Sumikin Forging Co., Ltd ※Vallourec & Sumitomo Tubos do Brasil Ltda.
Engineering Business		
Electronics Business	· Sumitomo Metal (SMI) Electronics Devices, Inc · Sumitomo Metals Micro Devices, Inc. ※SUMCO CORPORATION	
Others	· Sumikin Kosan Co., Ltd · Sumitomo Metals Technology Co., Ltd ※Sumitomo Precision Products Co., Ltd.	

(Remark) · Company marked ·: Consolidated subsidiaries

Company marked ※: Related affiliate to which the entity method is applicable

3. Management policy

The Sumitomo Metals Group announced its Medium-Term Business Plan (2006-2008) in April 2006 to guide its corporate management. The basic policy of the Plan is to maximize corporate value through steady growth with an emphasis on both quality and scale. In practical terms, this means we are focusing our investment in areas where the Group has existing strengths, aiming to "enhance our strength" and "offset downside risk by raising the quality of benefits".

The key phrase is "accelerating distinctiveness". Sumitomo Metals' strength is its ability to supply the solutions and products its customers want from Sumitomo Metals. To maintain this strength, we believe it is essential that we continue to enhance our intangible assets that do not appear on our financial statements. Examples of these intangible assets are the Sumitomo business philosophy of "Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business"; our own technology that we believe is highly differentiated from our competitors; our relationship of trust built through businesses with our customers; and the pride and commitment of our employees to their work.

We believe that in order to improve our strengths, it is vital to check the results of our actions. We call this "Visualization" and believe that the first step in making improvements is to measure results. One of the measurable indices that we use in our efforts to "accelerate distinctiveness" is "core earnings ratio". "Core earnings ratio" is the percentage of operating profit that is earned from business that we perceive is distinct from that of any other competitors. In FY2007, our core earnings ratio was 73%. For FY2008 our goal in the Medium-Term Business Plan is 80%.

(2) Medium and Long-term company business strategy

The current period is the second year of the 3-year Medium-Term Business Plan announced in April 2006, and the business results have generally been in line with the Plan.

(3) Issues that our company must deal with

A major issue for FY2009 will be to counter the unprecedented surge in raw materials prices. Compared to the current period, the average cost of our products is expected to increase significantly by more than 30,000 yen per ton. Our Company is making every effort to reduce costs, including the establishment of a Cost Reducing Team at the end of March 2008. Nevertheless, the current round of increase in raw materials cost cannot be fully off-set by internal efforts and we will have to obtain better pricing for our products while we seek kind understandings from our customers.

The global environment is also a crucial issue. Contributions that we make to protect the global environment are directly linked to the growth in the value of the Sumitomo Metals Group. Among the world's blast furnace steel makers, our Group's CO_2 emission per ton of steel is at one of the lowest levels. In addition to reducing the amount of CO_2 generated during the manufacturing process, it is also important to contribute to emission reductions through our products that enable the manufacture of lighter cars and the development of energy sources that will place lower burdens on the environment. At our Brazilian blast furnace integrated seamless steel pipe plant, we are planning to build a blast furnace that will be fired with charcoal that enables us to greatly control the CO_2 emission. Going forward, we will continue to contribute to society through management that gives careful consideration to the global environment, thereby making efforts to enhance our corporate value.

The Sumitomo Metals Group, adhering to the Sumitomo business philosophy which has been refined over 400 years and epitomized by the words "Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business", as well as inheriting over a century of Sumitomo Metals' manufacturing history, is making efforts to build a corporate structure that can ensure steady, high levels of profit, and maximize corporate value through sustainable growth. Based on this approach, the Sumitomo Metals Group will seek to become a company trusted by its shareholders and all stakeholders alike.

4. Consolidated financial statements

(1) Consolidated Statements of Income

(Million yen)

	FY 2007 Year ended March 31, 2008	FY 2006 Year ended March 31, 2007
Net Sales	1,744,572	1,602,720
Cost of sales	(1,329,563)	(1,156,622)
Gross profit	415,009	446,098
Selling, general and administrative expenses	(140,612)	(142,324)
Operating profit	274,396	303,774
Non operating income		
Interest income	1,310	1,593
Dividend income	5,262	6,682
Equity in earnings of unconsolidated subsidiaries and associated companies	41,919	41,803
Other non operating income	14,282	13,161
Non operating expenses		
Interest expense	(13,466)	(11,468)
Other non operating expenses	(25,487)	(27,871)
Recurring profit	298,218	327,676
Non recurring income		
Gain on sales of investment securities	6,903	4,508
Gain on business restructuring	–	9,070
Gain on changes of equity interests in subsidiaries and associated companies	–	16,263
Non recurring loss		
Loss on disposal and sales of property, plant, equipment and other assets	(11,185)	(1,921)
Impairment loss of fixed assets	(6,438)	(5,221)
Loss on compensation for completed construction	(6,200)	–
Loss on business restructuring	–	(2,756)
Loss on valuation of real estate for sale	–	(5,894)
Net income before taxes and minority interests adjustment	281,298	341,725
Corporate taxes, residential taxes and business taxes	(88,054)	(106,790)
Adjustments for corporate taxes etc.	(8,365)	(5,490)
Minority interests	(4,330)	(2,719)
Net income	180,547	226,725

(2) Consolidated Balance Sheets

(Million yen)

Assets	FY 2007 Year ended March 31, 2008	FY 2006 Year ended March 31, 2007
Current assets:	677,764	672,555
Cash and time deposits	16,732	13,084
Notes and accounts receivable	175,144	213,432
Inventories	438,802	385,604
Deferred tax assets	18,965	19,316
Other current assets	28,322	41,462
Allowance for doubtful accounts	(202)	(344)
Fixed assets:	1,740,545	1,629,000
Property, plant and equipment (net)	1,106,183	1,046,278
Buildings and structures	248,337	233,820
Machinery and equipment	393,154	339,342
Land	345,579	347,902
Construction in progress	106,721	115,433
Other	12,391	9,778
Intangibles:	4,760	5,055
Goodwill	1	820
Other	4,758	4,235
Investment and other assets:	629,601	577,666
Investment securities	580,156	538,102
Deferred tax assets	9,321	8,098
Other assets	41,167	32,179
Allowance for doubtful accounts	(1,044)	(713)
Total assets	2,418,310	2,301,556

Liabilities and shareholders' equity	FY 2007 Year ended March 31, 2008	FY 2006 Year ended March 31, 2007
Current liabilities:	781,903	807,856
Trade notes and accounts payable	331,846	340,457
Short-term borrowings	219,964	244,913
Commercial paper	19,000	–
Current portion of long term bonds	31,500	15,000
Deferred tax liabilities	201	120
Others	179,391	207,364
Long-term liabilities:	687,103	568,902
Bonds	134,658	121,159
Long-term borrowings	478,765	336,910
Deferred tax liabilities	14,824	60,448
Liabilities for employees' retirement benefits	24,975	27,528
Reserve for rebuilding furnaces	224	4,259
Others	33,654	18,594
Total liabilities	1,469,007	1,376,758
Shareholders' equity:	901,946	880,807
Capital	262,072	262,072
Capital surplus	61,829	61,897
Retained earnings	630,063	490,523
Treasury stock, at cost	(90,210)	(71,424)
Valuation and translation adjustments	38,191	137,738
Net unrealized gain on available-for-sales securities	35,403	122,825
Deferred losses on hedges	(1,162)	(541)
Land revaluation surplus	11,561	16,804
Foreign currency translation adjustment	(7,611)	(1,349)
Minority interests	47,356	43,990
Total net assets	949,303	924,798
Total Liabilities and shareholders' equity	2,418,310	2,301,556

(3) Consolidated Statement of Cash Flow

(Million yen)

	FY 2007 Year ended March 31, 2008	FY 2006 Year ended March 31, 2007
Operating activities:		
Income before income taxes and Minority interests	281,298	341,725
Adjustments for:		
Depreciation and amortization	103,620	73,380
Interest and dividend income	(6,573)	(8,276)
Interest expense	13,466	11,468
Equity in earnings of unconsolidated subsidiaries and associated companies	(41,919)	(41,803)
Increase in receivables	40,019	(6,348)
Increase in inventories	(52,552)	(37,246)
Increase (decrease) of payables	798	(8,212)
Other, net	(11,242)	(13,759)
Income taxes paid	(96,871)	(139,093)
Net cash provided by operating activities	230,043	171,833
Investing activities:		
Interest and dividends received	16,186	16,981
Acquisition of property, plant & equipment and other assets	(166,199)	(127,107)
Other, net	(124,303)	1,191
Net cash used in investing activities	(274,316)	(108,934)
Financing activities:		
Interest paid	(13,787)	(11,504)
Increase (decrease) in borrowing and debt	159,037	42,889
Dividends paid	(43,600)	(38,416)
Others, net	(52,897)	(76,424)
Net cash used in financial activities	48,751	(83,456)
Foreign currency translation adjustments on cash and cash equivalents	(829)	684
Net increase (decrease) in cash and cash equivalents	3,648	(19,872)
Cash and cash equivalents at beginning of year	13,020	32,596
Cash and cash equivalents increase by change of consolidated subsidiaries	—	297
Cash and cash equivalents at end of year	16,669	13,020

(Remark)

Reconciliation of cash and cash equivalents at the end of term stated in the consolidated balance sheet and consolidated statement of cash flow.

	<End of March 2008>	<End of March 2007>
Cash and deposits	16,732 million yen	13,084 million yen
Time deposits with maturity of 3 months or more at date of purchase	(63)	(63)
Cash and cash equivalents	16,669	13,020

(4)Material items in preparing consolidated financial statements

1. Items regarding the scope of consolidation

(a) Number of consolidated subsidiaries: 71 companies

Names of major consolidated subsidiaries are as follows:
Sumitomo Metals (Kokura), Ltd., East Asia United Steel Corporation, Sumikin Iron & Steel Corporation, Sumitomo Metals (Naoetsu), Ltd., Sumitomo Pipe & Tube Co., Ltd., Sumikin Steel & Shapes, Inc., Sumitomo Metal Logistics Service Co., Ltd., Sumitomo Metal (SMI) Electronics Devices, Inc., Western Tube & Conduit Corporation, Seymour Tubing, Inc., International Crankshaft Inc., Huizhou Sumikin Forging Co., Ltd.
1 company that began operation in the current consolidated fiscal year is newly listed as a consolidated subsidiary. In addition to that, 2 companies that were previously listed as related affiliates to which the equity method is applicable, including Sumimetal Mining Co., Ltd. are now listed as consolidated subsidiaries.
Meanwhile, 1 company that is no longer a subsidiary and 1 company that is now listed as a related affiliate to which the equity method is applicable are excluded from the list of consolidated subsidiaries.

2. Items regarding application of equity method

(a) The number of non-consolidated subsidiaries to which the equity method is applicable
- 1 company

Company name: Kanto Special Steel Works, Ltd.

(b) The number of related affiliates to which the equity method is applicable
- 33 companies

Names of major related affiliates are as follows:
SUMCO Corporation, Kashima Kyodo Electric Power Company, Kyoei Steel Ltd., Daiichi Chuo Kisen Kaisha, Sumikin Bussan Corporation, Nippon Steel & Sumikin Coated Sheet Corporation, Sumitomo Precision Products Co., Ltd., Osaka Titanium Technologies Co, Ltd., Nippon Steel & Sumikin Metal Products Co., Ltd., Nippon Steel & Sumikin Stainless Steel Corporation, Chuo Denki Kogyo Co., Ltd., Nippon Steel & Sumikin Welding Co., Ltd., Vallourec & Sumitomo Tubos do Brasil Ltda.

3 companies including Vallourec & Sumitomo Tubos do Brasil Ltda. that were established in the current period are newly listed as related companies. In addition, 1 company which was previously listed as the consolidated subsidiary is now listed as a related affiliate to which the equity method is applicable.
Meanwhile, 2 companies including Sumimetal Mining Co., Ltd. are excluded from the list of related subsidiaries as they are now listed as consolidated subsidiaries.
With respect to SUMCO Corporation, equity method is applied based on the company 's consolidated financial statements.

(5) Items to be noted as changes in the basis for presenting consolidated financial statements

1. The method of depreciation for material depreciable assets

(a) Changes in the method of accounting

In accordance with an amendment to the tax Corporate Income Tax Law, Sumitomo Metals and its consolidated subsidiaries changed their method of depreciation for tangible assets acquired on and after April 1, 2007 to the method under the amended law. Due to this change, on a consolidated, operating profit decreased by 3,343 million yen and recurring profit and income before income taxes and minority interests both decreased by 3,346 million yen.

(Additional information)

In accordance with the amended Corporate Income Tax Law, Sumitomo Metals and its consolidated subsidiaries are applying a depreciation method for tangible assets acquired on and before March 31, 2007, which is to depreciate the difference between 5 % of the acquired value of assets and a nominal value on a 5-year straight line bases, starting from the period after the period during which assets acquired on or before March 31, 2007 reach 5% of their acquired value under the depreciation method set by the pre-amendment Corporate Income Tax Law, and include such amount to the depreciation cost. Based on this method, operating profit decreased by 11,059 million yen, and income before income taxes and minority interests as well as net income both decreased by 11,066 million yen.

Remarks other than the above-mentioned matters are omitted as there was no material change in the information mentioned at the latest statutory financial report issued on June 26, 2007.

(6) Footnotes regarding consolidated financial statements

1. Segment Information

①Segment information by business sector

(a) FY2007 (year ended March 31,2008) (Million yen)

	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	1,622,367	15,394	61,631	45,179	—	1,744,572
Intersegment sales	2,536	—	—	22,602	(25,138)	—
Total sales	1,624,904	15,394	61,631	67,781	(25,138)	1,744,572
Cost of sales and operating expenses	1,355,866	15,236	61,866	61,967	(24,760)	1,470,176
Operating profit (loss)	269,037	158	(234)	5,813	(377)	274,396
Assets	1,818,095	8,932	151,814	364,011	75,455	2,418,310
Depreciation	96,519	6	4,228	2,865	—	103,620
Impairment loss on fixed assets	—	—	—	6,438	—	6,438
Capital expenditures	173,497	10	3,692	3,560	—	180,760

(b) FY 2006 (year ended March 31,2007) (Million yen)

	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	1,488,861	10,784	59,389	43,685	—	1,602,720
Intersegment sales	1,347	—	—	19,191	(20,538)	—
Total sales	1,490,208	10,784	59,389	62,876	(20,538)	1,602,720
Cost of sales and operating expenses	1,192,413	12,455	56,922	57,329	(20,175)	1,298,946
Operating profit (loss)	297,795	(1,670)	2,466	5,547	(363)	303,774
Assets	1,726,858	7,752	135,560	362,821	68,563	2,301,556
Depreciation	67,944	7	3,013	2,414	—	73,380
Impairment loss on fixed assets	—	—	—	5,221	—	5,221
Capital expenditures	128,218	2	6,415	2,371	—	137,008

(Remarks) Major products for respective segments

Steel	Steel sheets and plates	Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolled strips, pure nickel sheet etc.
	Construction materials	H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, etc.
	Steel tubes and pipes	Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc.
	Steel bars and wire rods	Special quality bars, cold heading quality wire rods, spring quality bar, machining steel, bearing steel, stainless bar and wire rods, etc.
	Railway, automotive, and machinery parts	Wheels, axles, bogie trucks, gear units for electric cars, Couplers, etc.
	Steel castings and forgings	Die forged crankshafts, materials for mold, aluminum wheels, flange for transmission tower, crane wheels, rolls, etc.
	Semi-finished iron products	Steel billets and slabs, pig iron for steel making, etc.
	Others	Titanium products, steel making technology, electric power, land and sea transport of steel materials, maintenance of machinery and facilities, pipelines, energy plant, lime stones, etc.
Engineering		Steel bridge, materials for civil engineering, etc.
Electronics		IC packages, electronic modules, etc.
Other		Lease and sale of real estate, research and testing specializing in materials analysis and evaluation, etc.

2. Change of officers: These changes were announced on February 28 of this year.

1. Candidates to become a new corporate auditor
   Kitaro Yoshida, Standing Corporate Auditor

2. Standing Corporate Auditor to retire
   Kunihiko Suemitsu

April 28, 2008

Supplementary Information on Financial Results for FY2007

2006 and 2007 represent fiscal year 2006 (year ended March 31, 2007) and fiscal year 2007 (year ended March 31, 2008) respectively. 2008 represents fiscal year 2008 (year ending March 31, 2009). The figures for FY2008 are forecasts.

1. Japan crude steel production million tons

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
2006	29	29	58	30	30	60	118
2007	30	30	60	31	31	62	122
2008F	-	-	60	-	-	61	121

2. Sumitomo Metals' crude steel production (including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation) million tons

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
2006	3.29	3.38	6.67	3.34	3.37	6.71	13.38
2007	3.21	3.40	6.61	3.52	3.49	7.01	13.62
2008F	-	-	7	-	-	7	14

3. Export ratio (including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation) value basis %

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
2006	46	46	46	46	47	47	46
2007	46	46	46	44	44	44	45

4. Foreign exchange rate Yen/US$

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
2006	114	116	115	118	120	119	117
2007	121	118	119	114	105	109	114
2008F	-	-	100	-	-	100	100

5. Consolidated exposure to foreign exchange fluctuations

FY 2007
Approx. 1.6 billion US$ per year of excess amount received

6. Average price of steel products (including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation) Thousand yen/ton

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
2006	95.5	97.9	96.7	100.1	106.2	103.2	100.0
2007	102.3	108.8	105.6	107.3	104.3	105.8	105.7

7. Consolidated sales by internal companies billion yen

	FY2007	
	1st half FY2007	FY2007
Steel sheet, plate, titanium & structural steel company	299.0	629.1
Pipe and tube company	334.3	674.5
Railway, automotive & Machinery parts company	50.9	103.0
Sumitomo Metals(Kokura)	74.0	154.5

8. Outstanding Debt as of the end of the month in billions of yen

	March 2007	March 2008	Forecast March 2008
Consolidated	717.9	883.8	995
Non consolidated	639.3	800.4	920

9. Capital expenditure & depreciation (Property, plant & equipment) billions of yen

	FY 2007		FY 2008 forecast	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
CAPEX	178.8	104.0	180	55
Depreciation	102.5	66.2	117	76

10. Numbers of employees as of the end of the month

	March 2007	March 2008
Consolidated	24,982	24,926
Non consolidated	6,852	6,950

11. Analysis of consolidated recurring profit

-Foreign exchange(TTM) assumption:114 Yen/US$(FY2006)→117 Yen/US$(FY2007)

Billions yen

	FY 2006	FY 2007	Increase/(Decrease)
Consolidated recurring profit	327.6	298.2	(29.4)

Positive impact		Negative impact	
Cost improvement	15.0	Depreciation cost (Tax reform)	(16.0)
Profit from valuation	7.0	SUMCO's temporary profit in 2006	(9.0)
Equity in earnings of unconsolidated subsidiaries	9.0	Impact of replacement of blast furnace	(5.0)
Sales mix, prices	98.5	Temporary and tax factors	(30.0)
		Raw materials	(104.0)
		Foreign exchange rate fluctuation	(5.0)
		Fixed Cost	(20.0)
Total	129.5	Total	(159.0)

(Conclude)

END